SINO GREEN LAND CORPORATION
6/F No.947, Qiao Xing Road, Shi Qiao Town
Pan Yu District, Guangzhou
People’s Republic of China 511490

September 15, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention: Andrew Mew, Accounting Branch Chief

Re:	Sino Green Land Corporation Item 4.01 Form 8-K/A Filed September 8, 2010 File No. 0-53208

Ladies and Gentlemen:

We are writing in response to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 9, 2010, with respect to the Form 8-K/A filed by Sino Green Land Corporation (the “Company”) on September 8, 2010.

Form 8-K/A filed September 8, 2010

1.
We read your response to comment one of our letter dated August 31, 2009.  Please advise us if you will be restating your financial statements within your fiscal 2009 Forms 10-Q since you conclude in the Item 4.02 Form 8-K/A filed on September 8, 2010 that these periodic reports should not be relied upon.  Further, please revise the disclosure controls and procedures conclusions in the related amended Forms 10-Q.  We may have further substantial comment.

Response:  This letter will confirm that we intend to file amendments to our Form 10-K for the year ended December 31, 2009 and our Form 10-Q for the quarters ended March 31, 2010, September 30, 2009, June 30, 2009 and March 31, 2009.  Each of these amended reports will include the restated financial statements and our conclusion that our internal controls over financial reporting and our disclosure controls and procedures were not effective.

Very truly yours,

/s/ Anson Yiu Ming Fong
Anson Yiu Ming Fong
cc: Asher S. Levitsky P.C.